United States securities and exchange commission logo





                              June 3, 2021

       David P. Berg
       Chief Executive Officer
       European Wax Center, Inc.
       5830 Granite Parkway, 3 rd Floor
       Plano, Texas 75024

                                                        Re: European Wax
Center, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001856236

       Dear Mr. Berg:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Committed Franchisees Achieving Attractive and Predictable Unit-Level Economics, page 4

   1. Please revise this section or add a new section to clarify how you generate revenue from your franchisees. In
this regard, we note that you appear to generate a majority of your revenues from product
sales and royalty and marketing fees. To the extent possible, please also quantify
the relative percentages by category for the most recent fiscal year so investors can
appreciate your respective revenue streams.
       Our Growth Strategies, page 6

   2. You disclose that your 2019 Adjusted EBITDA would have increased from $34 million to
                                                        $39 million and your
2020 Adjusted EBITDA would have increased from $20 million to
 David P. Berg
FirstName  LastNameDavid
European Wax   Center, Inc. P. Berg
Comapany
June 3, 2021NameEuropean Wax Center, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
         $57 million assuming each of your open but not mature centers were able to attain the average mature center financial performance. Please tell us whether you consider this non-GAAP information to be pro forma financial information, a forecast, or other and your basis for disclosing it.
3. As a related matter, refer to the last sentence of the second paragraph under the title
         "Grow Our National Footprint Across New and Existing Markets." Please expand your disclosure to include a more robust explanation of why management believes these measures provide useful information to investors. In this regard, provide additional context for investors and clarify what is considered a mature center, what is the average financial performance of a mature center and how many of your centers have not yet reached maturity.
Risk Factors
Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash, page 28

4.       Please revise to disclose your current debt service obligations.
Our operations and financial performance has been affected by, and is expected to continue to be affected by, the COVID-19 pandemic, page 31

5. Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.
Risks Relating to our Suppliers and Distributors
We depend on a limited number of key suppliers, including international suppliers..., page 38

6. We note your disclosure here that you "depend on two key suppliers" and on page 8 that you "depend on three key suppliers." Revise to ensure consistency throughout your filing.
         Please also identify here or elsewhere in your filing, the name of your suppliers, consistent with Item 101(h)(4)(v) of Regulation S-K.
Our amended and restated certificate of incorporation will provide that certain courts..., page 52

7. Your risk factor disclosure states that "[t]he exclusive forum provision provides that it will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction." We note that this disclosure appears to be inconsistent with the last sentence of the first paragraph, which states that "the federal district courts of the United States of
         America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise to reconcile the inconsistencies.
 David P. Berg
FirstName  LastNameDavid
European Wax   Center, Inc. P. Berg
Comapany
June 3, 2021NameEuropean Wax Center, Inc.
June 3,
Page 3 2021 Page 3
FirstName LastName
Use of Proceeds, page 61

8. Please revise the second paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation
S-K.
Management's Discussion & Analysis of Financial Condition and Results of Operations, page 71

9. Please briefly define the term "attachment rate" referenced here and in your Business section.
Growth Strategy and Outlook, page 72

10. We note your disclosure that "[you] aspire to grow between 7% to 10% of [y]our center count each year." To provide additional context for investors, please quantify the growth percentage of your center count for prior periods.
Non-GAAP Financial Measures, page 73

11. Please revise to present non-GAAP financial measures after discussion and analysis of your results on a GAAP basis so as to avoid giving undue prominence to the non-GAAP measures. Refer to non-GAAP C&DI 102.10.
Our Growth Market Opportunity, page 89

12. Please define and disclose any material assumptions and limitations associated with your estimate of your total addressable market.
Business
Committed Franchisees Achieving Attractive and Predictable Unit-Level Economics, page 91

13. Please revise your table on page 92 to include 2019. In this regard, we note that you have limited the AVG performance by center cohort to the 2012-2018 financial period.
Franchise Unit-Level Economics, page 101

14. We note that the table titled "Average Franchise Returns" shows that 25% of all centers earn cash-to-cash returns of over 115%. Please revise to put into context your 115% return and also disclose cash-on-cash returns for centers in the bottom (25%) and half
         (50%) quartiles.
Management, page 105

15. Please revise your disclosure to more specifically describe your officers' and directors'
         principal occupations and employment during the past five years. For example, we note gaps in the dates of employment for your Chief Executive Officer and Chief Financial
         Officer. Please refer to Item 401(e) of Regulation S-K.
 David P. Berg
European Wax Center, Inc.
June 3, 2021
Page 4
Principal Stockholders, page 119

16. Please revise to disclose the natural person or persons who have voting or investment power with respect to the Class A common stock held by the entities listed in the table. Refer to Item 403 of Regulation S-K.
General

17. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
18. We note your disclosure throughout the registration statement that "[t]he highly consistent and recurring demand for [y]our services and the competitive advantages provided by
         [y]our scale have resulted in nine consecutive years of same-store sales growth through
         2019. [You] believe [you] can nearly quadruple [y]our center count to over 3,000 locations in the United States." Please discuss the expected time frame for your plan to quadruple your center count. Also consider providing a breakdown of same-store sales growth by year to address comparability among financial periods.
       You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer Lopez-Molina at 202-551-3792 with any other questions.



FirstName LastNameDavid P. Berg                                Sincerely,
Comapany NameEuropean Wax Center, Inc.
                                                               Division of
Corporation Finance
June 3, 2021 Page 4                                            Office of Trade
& Services
FirstName LastName